January 16, 2018

Qualcoww

A Clear Roadmap for Value Creation

Additional information and safe harbor

ADDITIONAL INFORMATION

Qualcomm has filed a definitive proxy statement and WHITE proxy card with the U.S. Securities and Exchange Commission (the "SEC") in connection with its solicitation of proxies for its 2018 Annual Meeting of Stockholders (the "2018 Annual Meeting"). QUALCOMM STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ THE DEFINITIVE PROXY STATEMENT (AND ANY AMENDMENTS AND SUPPLEMENTS THERETO) AND ACCOMPANYING WHITE PROXY CARD AS THEY CONTAIN IMPORTANT INFORMATION. Stockholders may obtain the proxy statement, any amendments or supplements to the proxy statement and other documents as and when filed by Qualcomm with the SEC without charge from the SEC's website at www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Qualcomm, its directors and certain of its executive officers may be deemed to be participants in connection with the solicitation of proxies from Qualcomm's stockholders in connection with the matters to be considered at the 2018 Annual Meeting. Information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement and other materials to be filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

NON-GAAP FINANCIAL MEASURES

This presentation includes "non-GAAP financial measures" as that term is defined in Regulation G. Further discussion regarding our use of non-GAAP financial measures, as well as the most directly comparable GAAP financial measures and information reconciling these non-GAAP financial measures to our financial results prepared in accordance with GAAP, are included at the end of this presentation.

CORPORATE STRUCTURE / PRODUCT ATTRIBUTIONS

We refer to "Qualcomm" for ease of reference. However, in connection with our October 2012 reorganization, Qualcomm Incorporated continues to operate QTL and own the vast majority of our patent portfolio, while Qualcomm Technologies, Inc., its wholly-owned subsidiary, now operates, along with its subsidiaries, substantially all of our products and services businesses, including QCT, and substantially all of our research and development functions. Accordingly, any Qualcomm products referenced herein are products of Qualcomm Technologies, Inc. and/or its subsidiaries.

Qualcomm Snapdragon processors and MSM chipsets are products of Qualcomm Technologies, Inc.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Any statements contained in this presentation that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Additionally, statements regarding operating results for future years, growth in operating results and the factors contributing to future operating results; the resolution of licensing disputes and the impact and timing thereof; expected market, industry, geographic and organic growth and trends; future serviceable addressable market size and growth; anticipated contributions from and growth in new opportunities; benefits from planned cost reductions; technology and product leadership and trends; Qualcomm's positioning to benefit from any of the above; potential benefits and upside to Qualcomm's stockholders related to any of the above; and the regulatory process and regulatory uncertainty are forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "may," "plan," "project," "predict," "should," "will" and similar expressions are intended to identify such forward-looking statements. These statements are based on Qualcomm's current expectations or beliefs, and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those expressed or implied by the statements herein due to changes in economic, business, competitive, technological, strategic and/or regulatory factors, and other factors affecting the operations of Qualcomm. More detailed information about these factors may be found in Qualcomm's filings with the SEC, including those discussed in Qualcomm's most recent Annual Report on Form 10-K and in any subsequent periodic reports on Form 10-Q and Form 8-K, each of which is on file with the SEC and available at the SEC's website at www.sec.gov. SEC filings for Qualcomm are also available in the Investor Relations section of Qualcomm's website at www.qualcomm.com. Qualcomm is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this presentation. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

Qualcomm drives stockholder value
through technology and semiconductor leadership



Innovation Leadership

- Low Power Processing (SoC)
- Gigabit LTE modem (MODEM)
- Camera
- Connectivity
- RFFE
- GPS
- Audio/Codec
- eSE*
- 3G/4G/5G

* eSE—Embedded Secure Element

Enabled Ecosystem

SAMSUNG · Google · HTC · NOKIA · HUAWEI · verizon✓ · UBER · CHINA TELECOM · mi · vivo · OPPO · China Mobile · facebook · Microsoft · SONY · Jio · ERICSSON

Standards leadership

Robust technology and IP creation

QTL IP leadership

Early investment in R&D

QCT product innovation

Global deployment at scale

Qualcomm

Qualcomm is uniquely positioned to lead the emerging 5G world of intelligent, hyper-connected devices

Qualcomm Overview

Fiscal 2017 Key Metrics



QTL-Licensing

$6.4B[3]
Revenues

300+
Global 3G/4G licensees



QCT-Semiconductors

$16.5B
Revenues

804M
MSM™ chip shipments

$23.2B
Non-GAAP[1] revenues

$6.8B
Non-GAAP operating cash flow

$4.28
Non-GAAP diluted earnings per share (EPS)[2,4]

(1) (2) (3) (4) See footnotes at the end of the presentation.

Qualcomm: leading the way to 5G and a new era of intelligent, connected devices

Qualcomm committed to deliver compelling value

High confidence in $6.75 – $7.50 of FY19 Non-GAAP[1] EPS[2]

Organic growth driven by strength in Android, China, RFFE, Compute, IoT and Auto

$1B new cost reductions in addition to the $500M of NXP cost synergies

Non-GAAP EPS $1.50/share accretion from NXP or substantial share repurchase

Licensing resolution

Long-term growth catalysts

5G leadership (12 – 24 months ahead of our merchant competitors)

Expansion into $150B SAM

Highly attractive target long-term financial profile

Long-term annual revenue growth of 6 – 8%

Non-GAAP earnings per share growth 2x of revenue growth

Non-GAAP operating margins of 40%

(1) (2) See footnotes at the end of the presentation. Note: SAM (Serviceable Addressable Market) excludes QTL; combination of third party and internal estimates.

Significant near- and long-term value creation for Qualcomm stockholders

High confidence in $6.75 - $7.50 Non-GAAP[1] FY19 EPS[2]

Non-GAAP EPS, Before Impact of Licensing Resolutions	**$5.25**	Includes $1B cost reduction program
		Includes accretion from NXP or share repurchase
		Excludes royalty revenues and certain product revenues from Apple and other licensee in dispute
Licensing Resolutions[3]	**$1.50 – $2.25**	
Non-GAAP EPS	**=$6.75 - $7.50**	

(1) (2) (3) See footnotes at the end of the presentation.

Clear path to substantial Non-GAAP EPS growth

Successfully executing strategy to address $150B SAM

Key Milestones



- First 5G modem and data call
- Leading in Android and China OEMs

- RF360 joint venture completes portfolio
- Tier 1 design wins
- 5G next inflection

- FY17 $3B Revenues
  >25% YoY Revenue growth
- $3B+ FY17 Auto backlog
- Compute/MSFT alliance
- NXP expected to close 2018

- Shipping Datacenter 10nm product

Adjacent Opportunities $77B

$43B IoT & Security
$11B Networking
$7B Mobile compute
$16B Automotive

Datacenter $19B

~$150B

Core Mobile **$23B**

Core Mobile **$32B**

RFFE **$20B**

2015   2020   2020

Source: Combination of third party and internal estimates.
Note: SAM: Serviceable Addressable Market; SAM excludes QTL. 2015 SAM excludes adjacent opportunities outside of Core Mobile.

2020 SAM 6x larger, double the growth of core mobile compared to 2015

Growing and diversifying Qualcomm's product revenues

QCT

79% YoY average EBT growth last 6 quarters through FY17
52% YoY earnings growth in FY17

China

$6B product revenues, 25% growth YoY in FY17
2x our Apple product revenues today

New opportunities

Expected to contribute $7B - $8B in revenues by FY19
RFFE, IoT and Security, Automotive, Networking, Compute

Accelerating and diversifying organic growth

QCT: Strong business momentum and margin expansion



Revenues

$15B	$16B
FY16	FY17

7%

EBT

$1.8B	$2.7B
FY16	FY17

52%

EBT Margin

12%	17%
FY16	FY17

~500bps

	FY16		FY17			
	Q3	Q4	Q1	Q2	Q3	Q4
YoY EBT Growth	✓	✓	✓	✓	✓	✓
Margin Expansion	✓	✓	✓	✓	✓	✓

Avg. Qtr YoY EBT Growth: 79%

Avg. Qtr YoY EBT Margin Growth: ~500 bps

Growth drivers in place: 5G leadership, strong share in China, RFFE, new products and adjacent opportunities

Operating margins expanding substantially

Six consecutive quarters of earnings and profitability growth

China: Qualcomm well positioned to benefit from favorable trends

3G/4G/5G global OEM shipments



Unit
%
Non China OEMs
China OEMs
QCT
QCT
FY15
FY17
FY22e

- Chinese OEMs rapidly growing share
- OEMs moving outside of China
- QCT growing share

China domestic handset price tiers



Unit
%
Low
Mid
High
Premium
FY15
FY17

- Domestic China market moving up tier

QCT China OEM product revenues



CAGR
17%
$4B
$6B
$8B
FY15
FY17
FY19e

- Technology leadership in LTE/5G
- Robust portfolio across all tiers
- Ability to enable global devices

China OEM product revenues: customers headquartered in China.

QCT FY17 China OEM product revenues are 2x QCT Apple revenues and growing at a 17% CAGR

New opportunities: Gaining share with leading solutions

Significant revenue growth pre-NXP acquisition

 RFFE	 Auto	 IoT*	 Compute	 Networking
✓ RF360 JV ✓ Tier 1 design wins ✓ BAW filters compete with Broadcom FBAR ✓ Leading reconfigurable RFFE solution	✓ >$3B of FY17 backlog ✓ #1 Telematics ✓ #1 Bluetooth connectivity ✓ #1 high tier infotainment design wins ✓ Broadest infotainment SOC roadmap	✓ Leader in advanced computing and connectivity ✓ >500 unique customers across numerous industries including voice/music, smart cities, wearables, and consumer	✓ Product launched December 2017 ✓ Always on, always connected, 5G to Cloud ✓ All-day+ battery life, Gigabit+ speeds	✓ #1 Home and Enterprise wireless networks ✓ #1 mesh Wi-Fi; enables leading carrier solutions ✓ Leading 802.11ax, which is converging with 5G
~$2B – $3B	**~$1B**	**~$2B**	**~$1B**	**~$1B**

FY19 Projected Revenues; * Includes Security.

Expected to contribute $7B – $8B to fiscal 2019 revenues and grow 25% annually between fiscal 2017 and 2019

Margin profile benefits from planned cost reductions



$ Billions

Non-product related Cost of Revenues

Non-GAAP[1] combined R&D and SG&A

Strategic Realignment Plan	Annual Run Rate Exiting FY17	FY19 Run Rate

$7.3

$6.2 $0.6 $1.1

M&A M&A

SRP goal

5G acceleration
Apple litigation
Datacenter investment ramp

FY15 Baseline[5]   FY17[6] Baseline   M&A   Near-term Costs   Excl. NXP   Incl. NXP

Realignment of SG&A spend

Refocus of spend against new business opportunities

Combined Non-GAAP R&D and SG&A percentage of Revenues

29%   **24%**   **23%**

(1) (5) (6) See footnotes at the end of the presentation.

$1B cost reductions and top line growth expected to drive 500-600bps reduction in combined Non-GAAP R&D and SG&A as percent of revenues

Resolving licensing disputes drives substantial value not reflected in Qualcomm's stock price

Our position on Apple / regulatory issues

- Binding long-term agreements with Apple's contract manufacturers
- Apple/other licensee seeking terms below FRAND, acceptance risks reset across licensee base
- Apple/other licensee continue to use our IP without paying
- Apple initiated litigation requiring us to defend our business model
- Confident we will successfully defend our business model

Value at stake

$5B - $7B+ in catch-up royalties during dispute timeframe

$2.5 - $4B in annual revenues[3]

$1.50 - $2.25 in annual EPS

EPS Assumes 15% effective tax rate and ~1.5B shares. Value per share assumes earnings are capitalized at a 15-20x multiple. (3) See footnote at the end of the presentation.

~ $25 - $45 in per share value for Qualcomm stockholders

Qualcomm model delivers significant long-term value

	FY2019e	Long-Term Targets
Revenues	$35B – $37B	6% - 8% annual growth
Non-GAAP[1] Operating Margin %	35% – 37%	40%
Non-GAAP EPS[2]	$6.75 – $7.50	2x revenue growth
Capital Returns	Maintain dividend growth and anti-dilutive share repurchases until de-levered	Continued commitment to dividend policy and significant return of capital

(1) (2) See footnotes at the end of the presentation.

Targeting 6% – 8% annual revenue growth
Non-GAAP EPS growth of 2x revenue

Broadcom's proposal: undervalues Qualcomm / very high risk

Dramatically undervalues Qualcomm

Standalone FY19 Non-GAAP[1] EPS[2] expected to be $6.75 – $7.50

Broadcom proposing a P/E multiple of ~10x on estimated FY19 Non-GAAP EPS

SOX P/E multiple is 19x[*]; precedent transaction P/E multiple is 22x[*]

Significant regulatory uncertainty

No assurance transaction will close; no certainty for 18 months or longer

Likely requires massively complex divestitures/operating restrictions; if regulatory clearance achievable at all

Significant customer opposition mounting

Business risk during regulatory pendency given significant customer concerns

Broadcom slate not in best interests of Qualcomm stockholders

Hand-picked nominees serve one purpose—to push Broadcom's low-value and high-risk proposal

Nominees bring no incremental skills or expertise to the Qualcomm Board

Premature decision: in 18+ months, greater clarity on Broadcom regulatory risk; Qualcomm business momentum

Immense risk to stockholder value to replace current Board with conflicted Broadcom nominees for 18+ months while Broadcom attempts and potentially fails to obtain regulatory clearance

(1) (2) See footnotes at the end of the presentation. * Source: Bloomberg, IBES, Datastream, and public filings.

$70 implies a P/E multiple of ~10x for the world's leading wireless franchise

Catalysts to Sustained Growth



Qualcomm is the critical enabler to ecosystem partners



Qualcomm

China

50% global 3G/4G handset shipments growing 9% annually

Primary chip supplier for leading OEMs



mi oppo vivo

Operator partnership on 5G transition

Technology partnership with cloud players



Baidu Alibaba.com Tencent 腾讯

Android

80% of global handset shipments growing 6% annually (iOS growing 2%)

Primary chip supplier for leading OEMs



androidauto androidwear androidtv Daydream chrome

Chip supplier for IoT/ Home products



Google Home nest

Windows

80% of PC share

Primary chip supplier for leading OEMs



Windows 10 Qualcomm snapdragon ASUS lenovo hp

First party devices: Surface, IoT, AR/VR, servers





Azure Windows Server Microsoft HoloLens Cortana

Connected PCs

Microsoft Surface

Source: IDC and internal estimates.

Qualcomm leads in the fastest and largest growing ecosystems

Qualcomm is making 5G a reality in 2019

China and U.S. driving hard to 5G, likely to accelerate ramp

Qualcomm snapdragon X50 5G modem



The world's first announced 5G connection on a mobile chipset



China driving early adoption of 5G as a priority



U.S. names 5G as national security priority































at&t | 中国移动 China Mobile | docomo
SK telecom | Sprint | T
verizon | vodafone | ERICSSON
NOKIA | ZTE中兴 | HUAWEI
TCL | mi | SAMSUNG

Qualcomm go-to partner for infrastructure vendors, OEMs and operators

5G will roll out faster than 4G

5G is built upon Qualcomm's inventions

Important Qualcomm contributions

 **Scalable OFDM-based air interface**

 **Flexible slot-based framework**

 **Advanced channel coding**

 **Massive MIMO**

 **Mobile millimeter wave**

Why is this important?

- Dynamically and efficiently accesses diverse spectrum bands to deliver 5G data rates

- Enables ultra-reliable communications with ultra low-latency and forward compatibility
- Essential for autonomous driving and industrial automation

- State-of-the-art LDPC coding to support large data blocks
- Required for multi-Gbps speeds efficiently utilizing control channels

- Allows for a large number of antennas that deliver higher data rates and effective coverage

- Beam tracking, switching and steering enables very high data rates and mobility in high-band, mmWave spectrum (including in non-line-of-sight environments) for the first time

~75% of Qualcomm's 4G patents have potential applicability to 5G

Technology transitions create significant returns for Qualcomm

3G to 4G transition drove significant revenues and earnings

During 3G to 4G transition, Qualcomm revenues more than doubled



Revenues

$11B

$25B

QCT

QCT

QTL

QTL

>2x

FY10

FY13

Captured 80%+ share of units during first 3 years of technology transition from 3G to 4G



80%

5G starting in 2019



(1) See footnotes at the end of the presentation.

Qualcomm stockholders poised to achieve substantial returns on 5G investment

Qualcomm's mobile technology is core to a revolution being driven by convergence and interconnection



Connectivity

Advanced, Low Power Computing

Security

5G

Mobile

Compute

Automotive

IoT and Security

Datacenter

Note: SAM (Serviceable Addressable Market) excludes QTL; combination of third party and internal estimates.

Best positioned semiconductor company to address $150B SAM by 2020

QTL

Sustainable, High-Margin Business

QTL: Leading IP and licensing position

Global 3G/4G device sales[(A)]



- 300+ license agreements, globally
- 120+ licensee agreements in China
- 1.95B 3G/4G device shipments expected in 2018 (+8% YoY)

QTL revenues[(3)] and EBT

13% annual revenue growth, 12% annual EBT growth



$68B
Cumulative revenues[(3)]

$58B
Cumulative EBT

87%
Average EBT margin

Apple / Other licensee[(4)]

- 130,000+ patents and patent applications globally
- Leading patent positions across 3G, 4G and pending 5G standards

(A) Qualcomm began formally reporting Global Device Sales (Global TRDS) in FY09. Previous period Global Device Sales as estimated as CDMA / WCDMA device ASPs multiplied by CDMA / WCDMA devices shipped.

(3) (4) See footnotes at the end of the presentation.

QTL: Well positioned for the future with global licensing program and industry leading patent portfolio

Why Qualcomm leads technology transitions



Robust technology/ IP creation

Global deployment at scale

Standards leadership

IP leadership

Product strength

Qualcomm: Early investment in R&D
7+ years before commercialization

- Chips + licensing make us a leader in standards

- Drives foundational IP that is the basis for each generational technology

- Creates robust licensing revenue opportunity

Technology licensing is foundational to standards process

Proven track record of managing disputes and short-term disruptions while delivering long-term gains

Successfully evolving the QTL licensing business model over time

QTL quarterly revenues[3]



(3) See footnote at the end of the presentation.

Source: Company filings and FactSet. (A) Reflects Oct-2005 (Nokia's filing of initial complaints) to Jul-2008 (Nokia / Qualcomm settlement reached). (B) Reflects Nov-2013 (beginning of NDRC investigation) to Feb-2015 (NDRC / Qualcomm resolution reached). (C) Reflects Jan-2017 (U.S. FTC Complaint filed, Apple's filing of litigation); currently ongoing.

Key litigation milestones occur before potential Broadcom regulatory process is completed



Fall 2018

Patent infringement decisions in Germany

(~15 months from July 2017 filing)

Late 2018 / Early 2019

Trial Apple / CM case

Trials in Qualcomm's China patent infringement cases

January 2019

Target completion of investigation: U.S. ITC case vs. Apple

Key inflection points could lead to resolution through litigation or business negotiations.

Substantial upside for Qualcomm stockholders

Highly Qualified Board

Depth and Breadth of Experience

Qualcomm

Qualcomm has a world-class Board of Directors

Business leaders with track records of success	• Assembled to deliver requisite expertise to drive strategy into next period of growth • Strong mix of industry perspectives, operating expertise, stockholder views, financial expertise, corporate restructuring experience, and global business expertise • Leaders with track records of successfully evaluating and executing business transformations / transactions (e.g., HP split, Motorola split, American Airlines merger with US Airways, MMI sale, DirecTV sale)
Independent and effective	• Nine out of 11 directors are independent • Four new independent directors added since 2015 • Independent director tenure is 5 years vs. S&P 500 ~9 years

Significant value creation for stockholders	• Oversaw and approved Strategic Realignment Plan and subsequent strategic M&A, creating significant value and strategically strengthening Qualcomm
	  - Comprehensive review of corporate structure alternatives
	  - Resolved China licensing issue and rolled out licensing program in China (120+ licensees)
	  - $1.4B cost reduction program under the Strategic Realignment Plan
	• Revenue diversification strategy, including M&A: RF360 JV, CSR, and pending NXP acquisition
	• Since announcement of new strategy in 2016 until Apple's attack, stock price up 46% versus S&P up 24%

Best practices in corporate governance	• Annually elected board • Majority voting standard • Strong Lead Independent Director (Presiding Director)

Board members

- Barbara T. Alexander
- Jeffrey W. Henderson
- Thomas W. Horton
- Paul E. Jacobs
- Ann M. Livermore
- Harish Manwani
- Mark D. McLaughlin
- Steve Mollenkopf
- Clark T. "Sandy" Randt, Jr.
- Francisco Ros
- Anthony J. Vinciquerra

Blue-chip experience



American Airlines
MOTOROLA MOBILITY
AT&T
nielsen
paloalto NETWORKS
CardinalHealth
UBS
Unilever
DIRECTV
FOX NETWORKS GROUP
GE
ups
Whirlpool
GM General Motors
Hewlett Packard Enterprise

M&A experience





American Airlines
MOTOROLA MOBILITY
AT&T
Hewlett Packard Enterprise
OPOWER
VERISIGN
ATHEROS
DIRECTV

Investor perspectives

Berkshire Partners
WARBURG PINCUS
Blackstone
TPG

Qualcomm's board has highly relevant expertise

The right skills and experience to guide Qualcomm

	Year added to the Board	Financial/ Accounting	Operational	Public CEO/CFO/COO Experience	Industry	International	PE/Investing Experience	M&A Experience
Barbara T. Alexander	2006	✓				✓		✓
Jeffrey W. Henderson	2016	✓	✓	✓	✓	✓	✓	✓
Thomas W. Horton	2008	✓	✓	✓	✓	✓	✓	✓
Paul E. Jacobs	2005		✓	✓	✓	✓		✓
Ann M. Livermore	2016		✓		✓	✓		✓
Harish Manwani	2014		✓	✓		✓	✓	✓
Mark D. McLaughlin	2015		✓	✓	✓	✓		✓
Steve Mollenkopf	2013		✓	✓	✓	✓		✓
Clark T. "Sandy" Randt, Jr.	2013					✓		✓
Francisco Ros	2010		✓		✓	✓		✓
Anthony J. Vinciquerra	2015	✓	✓		✓	✓	✓	✓

Four new independent directors added since 2015, six since 2013

Governance policies aligned with stockholders

Annually-elected directors	✓	Four new independent directors added in past three years ✓
Lead independent director	✓	9 of 11 directors are independent ✓
Adopted proxy access in 2016	✓	Majority voting (in uncontested elections) ✓

Qualcomm Board is dedicated to creating significant stockholder value

Broadcom Proposal: Low Value and High Risk

Substantial regulatory risk

Qualcoww

Broadcom's proposal dramatically undervalues Qualcomm

- Broadcom's opportunistic proposal does not reflect substantial value creation opportunity for Qualcomm stockholders
- $6.75 – $7.50 of FY19e Non-GAAP[1] EPS[2] driven by:
  - Organic growth and cost reductions
  - Accretion from NXP or share repurchase
  - Resolution of licensing disputes
  - Does not reflect the near- and long-term substantial value benefits of 5G

- At $70 / share Broadcom's proposal reflects ~10x our estimated FY19 Non-GAAP EPS
- The SOX index currently trades at 19x* and precedent transactions in the sector have averaged 22x*

(1) (2) See footnotes at the end of the presentation. * Source: Bloomberg, IBES, Datastream, and public filings.

Resolution of licensing disputes represents ~$25 - $45 in per share value to Qualcomm stockholders

No reason to consider a proposal that dramatically undervalues the business

Regulatory approval highly uncertain; at least 18 month process

- Largest tech transaction ever, combining the #1 (Qualcomm) and #2 (Broadcom) largest fabless semiconductor companies[*]

- Clearance required from 12+ regulators, including US, EU, China, Korea, Japan, etc. plus national security agencies

- Meaningful divestitures (e.g., Wi-Fi/Bluetooth, Wi-Fi Networking Processors, RF, GPS/GNSS and NFC) and restrictions on entity's conduct likely

- Divestitures of embedded products within SOCs significantly more difficult

- Challenging to find buyers that can "step into the shoes" and maintain competitiveness of assets while satisfying global antitrust and national security concerns

- Customer opposition mounting and likely to increase, further troubling regulators

[*] Source: Thompson Reuters

Broadcom has made no commitments to address the substantial and potentially contradictory demands expected from regulators worldwide

Broadcom's attempt to install a conflicted Board slate to effect its Low Value, High Risk Proposal

Important questions

- Why did Broadcom choose to launch a hostile takeover with a dramatically undervalued and uncertain bid despite Qualcomm's history of constructive engagement?
- Why is Broadcom launching a proxy fight to replace Qualcomm's Board, when their proposed transaction has no clear path to completion?
- Why is it in the interest of Qualcomm's stockholders to have Broadcom's slate with limited relevant expertise run Qualcomm for 18 months or more before a transaction is approved, if ever?
- Why did Broadcom nominate directors with close ties to Silver Lake, rather than truly independent directors?

Important considerations

Broadcom seeking to get ahead of:

- 5G commercialization
- Continued momentum in QCT
- Adjacent opportunity growth
- NXP Non-GAAP[1] earnings accretion
- Resolution of licensing disputes

(1) See footnote at the end of the presentation.

Conclusion

Qualcomm

Broadcom's proposal: undervalues Qualcomm / very high risk

Dramatically undervalues Qualcomm	Standalone FY19 Non-GAAP[1] EPS[2] expected to be $6.75 – $7.50
	Broadcom proposing a P/E multiple of ~10x on estimated FY19 Non-GAAP EPS
	SOX P/E multiple is 19x*; precedent transaction P/E multiple is 22x*
Significant regulatory uncertainty	No assurance transaction will close; no certainty for 18 months or longer
	Likely requires massively complex divestitures/operating restrictions; if regulatory clearance achievable at all
	Significant customer opposition mounting
	Business risk during regulatory pendency given significant customer concerns
Broadcom slate not in best interests of Qualcomm stockholders	Hand-picked nominees serve one purpose—to push Broadcom's low-value and high-risk proposal
	Nominees bring no incremental skills or expertise to the Qualcomm Board
	Premature decision: in 18+ months, greater clarity on Broadcom regulatory risk; Qualcomm business momentum
	Immense risk to stockholder value to replace current Board with conflicted Broadcom nominees for 18+ months while Broadcom attempts and potentially fails to obtain regulatory clearance

(1) (2) See footnotes at the end of the presentation. * Source: Bloomberg, IBES, Datastream, and public filings.

$70 implies a P/E multiple of ~10x for the world's leading wireless franchise

Footnotes

(1) Non-GAAP results exclude the QSI (Qualcomm Strategic Initiatives) segment and certain share-based compensation, acquisition-related items, tax items and other items. Further discussion regarding the Company's use of Non-GAAP financial measures and detailed reconciliations between GAAP and Non-GAAP results are included in this presentation.

(2) Throughout this presentation, net income and diluted earnings per share (EPS) are attributable to Qualcomm (i.e., after adjustments for noncontrolling interests), unless otherwise stated.

(3) Prior to fiscal 2019, royalties are recognized when reported, generally one quarter following shipment and when all other revenue recognition criteria are met. Beginning in fiscal 2019, royalties are required to be estimated and recognized in the period in which the associated sales occur and when all other revenue recognition criteria are met.

(4) The fiscal 2017 results were negatively impacted as a result of actions taken by Apple and its contract manufacturers, as well as the previously disclosed dispute with another licensee, who underpaid royalties due in the second quarter of fiscal 2017 and did not report or pay royalties due in the third and fourth quarter of fiscal 2017.

(5) Spending base relates to R&D expenses, SG&A expenses and certain non-product related cost of sales and excludes impacts of M&A activity; FY15 baseline was expected FY15 spend, adjusted for variable compensation, as announced July 22, 2015. Fiscal 2015 combined Non-GAAP R&D and SG&A as a percentage of revenues is based on actual Q315 annualized combined Non-GAAP R&D and SG&A.

(6) Spending base relates to R&D expenses, SG&A expenses and certain non-product related cost of revenues and excludes impacts of M&A activity from CSR, Capsule Technologies and RF360 and certain near-term costs related to 5G acceleration, Apple litigation and Datacenter investment ramp. FY17 baseline was actual Q4FY17 annualized spend.

Reconciliations

Qualcomm

Note regarding use of Non-GAAP financial measures

The Non-GAAP financial information presented herein should be considered in addition to, not as a substitute for or superior to, financial measures calculated in accordance with GAAP. In addition, "Non-GAAP" is not a term defined by GAAP, and as a result, the Company's measure of Non-GAAP results might be different than similarly titled measures used by other companies. Reconciliations between GAAP and Non-GAAP results follow.

The Company uses Non-GAAP financial information: (i) to evaluate, assess and benchmark the Company's operating results on a consistent and comparable basis; (ii) to measure the performance and efficiency of the Company's ongoing core operating businesses, including the QCT (Qualcomm CDMA Technologies) and QTL (Qualcomm Technology Licensing) segments; and (iii) to compare the performance and efficiency of these segments against competitors. Non-GAAP measurements used by the Company include revenues, cost of revenues, R&D expenses, SG&A expenses, other income or expenses, operating income, interest expense, net investment and other income, income or earnings before income taxes, effective tax rate, net income and diluted earnings per share. The Company is able to assess what it believes is a more meaningful and comparable set of financial performance measures for the Company and its business segments by using Non-GAAP information. In addition, the Compensation Committee of the Board of Directors uses certain Non- GAAP financial measures in establishing portions of the performance-based incentive compensation programs for our executive officers. The Company presents Non-GAAP financial information to provide greater transparency to investors with respect to its use of such information in financial and operational decision-making. This Non-GAAP financial information is also used by institutional investors and analysts in evaluating the Company's business and assessing trends and future expectations.

Non-GAAP information used by management excludes its QSI segment and certain share-based compensation, acquisition-related items, tax items and other items.

- QSI is excluded because the Company expects to exit its strategic investments in the foreseeable future, and the effects of fluctuations in the value of such investments and realized gains or losses are viewed by management as unrelated to the Company's operational performance.
- Share-based compensation expense primarily relates to restricted stock units. Management believes that excluding non-cash share-based compensation from the Non-GAAP financial information allows management and investors to make additional comparisons of the operating activities of the Company's ongoing core businesses over time and with respect to other companies.
- Certain other items are excluded because management views such items as unrelated to the operating activities of the Company's ongoing core businesses, as follows:
  - Acquisition-related items include amortization of certain intangible assets, recognition of the step-up of inventories to fair value and the related tax effects of these items, as well as any effects from restructuring the ownership of such acquired assets. Additionally, the Company excludes expenses related to the termination of contracts that limit the use of the acquired intellectual property, third-party acquisition and integration services costs and costs related to temporary debt facilities and letters of credit executed prior to the close of an acquisition. Starting with acquisitions in the second quarter of fiscal 2017, the Company excludes recognition of the step-up of property, plant and equipment from the net book value based on the original cost basis to fair value. Such charges related to acquisitions that were completed prior to the second quarter of fiscal 2017 continue to be allocated to the segments, and such amounts are not material.
  - The Company excludes certain other items that management views as unrelated to the Company's ongoing business, such as major restructuring and restructuring-related costs, goodwill and indefinite- and long-lived asset impairments and awards, settlements and/or damages arising from legal or regulatory matters.
  - Certain tax items that are unrelated to the fiscal year in which they are recorded are excluded in order to provide a clearer understanding of the Company's ongoing Non-GAAP tax rate and after tax earnings.

The Company uses free cash flow to facilitate an understanding of the amount of cash flow generated that is available to grow our business, service debt and create long-term stockholder value. Accordingly, free cash flow does not represent the remaining cash flow available for discretionary expenditures.

Revenues, Operating Cash Flows and Operating Margin
$ in billions

Fiscal 2017	Revenues	Net cash provided by operating activities
GAAP	$22.3	$4.7
Less: QSI	$0.1	-
Less: Share-based compensation[1]	N/A	-
Less: Other items[2]	($1.1)	($2.1)
Non-GAAP	$23.2	$6.8

Operating Margin (estimate)	Fiscal 2019 [3]	Long-Term[4]
GAAP operating income	$8.4 - $9.1	
Less: QSI	-	
Less: Share-based compensation	($1.3)	
Less: Other items	($2.9)	
Non-GAAP operating income	$12.6 - $13.3	
Revenues	$35.0 - $37.0	
GAAP operating margin	23% - 25%	30%
Non-GAAP operating margin	35% - 37%	40%

(1) For operating cash flows, net cash used represents incremental tax benefits from share-based compensation.

(2) Other items excluded form Non-GAAP revenues consisted of a $962 million reduction to revenues related to the BlackBerry arbitration decision and a $95 million reduction to revenues related to the portion of a business arrangement under negotiation that resolves a legal dispute. Other items excluded from Non-GAAP net cash provided by operating activities consisted primarily of the $940 million payment related to the BlackBerry arbitration and the $927 million payment related to the fine imposed by the Korea Fair Trade Commission, as well as payments for consulting services related to acquisition-related and restructuring activities.

Sums may not equal totals due to rounding

(3) Fiscal 2019 estimated operating margin is calculated at the midpoint of revenues and assumes close of the pending NXP acquisition. Estimated amortization of intangible assets included in other items was based on a preliminary purchase price and are subject to change when the formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final purchase accounting could be material.

(4)The difference between long-term GAAP and Non-GAAP operating margin is primarily due to acquisition-related items and share-based compensation.

Earnings Per Share (EPS)

	Fiscal 2017 EPS	Fiscal 2019 EPS (est.)[2]	Fiscal 2019 Accretion from NXP[2]	Accretion from Share Repurchase
GAAP diluted EPS	$1.65	$4.47 - $5.22	$0.08	$1.26
Less: Diluted EPS attributable to QSI	$0.03	$0.02	N/A	$0.01
Less: Diluted EPS attributable to share-based compensation	($0.51)	($0.73)	($0.16)	($0.16)
Less: Diluted EPS attributable to other items[1]	($2.16)	($1.57)	($1.26)	($0.09)
Non-GAAP diluted EPS	$4.28	$6.75 - $7.50	$1.50	$1.50
Less: Diluted EPS attributable to income from customers involved in licensing disputes	N/A	$1.50 - 2.25		
Non-GAAP EPS, before impact of expected licensing resolution	N/A	$5.25		

(1) In fiscal 2017, other items excluded from Non-GAAP results consisted of a $962 million reduction to revenues related to the BlackBerry arbitration decision, a $95 million reduction to revenues related to the portion of a business arrangement under negotiation that resolves a legal dispute, a $911 million charge, including net foreign currency losses, related to the fine imposed by the KFTC, $783 million of acquisition-related charges, $778 million charge related to the fine imposed by the TFTC, $74 million of asset impairment charges and $38 million of restructuring and restructuring-related charges primarily related to our Strategic Realignment Plan. In fiscal 2017, the tax benefit in "other items" included a $395 million tax benefit for the combined tax effect of other items in EBT and a $144 million tax benefit for the tax effect of acquisition-related items in EBT, partially offset by a $111 million tax expense related to an increase in unrecognized tax benefits. Other items excluded from Non-GAAP in fiscal 2019 consist primarily of acquisition-related items.

(2) Fiscal 2019 estimated EPS and EPS accretion assume close of the pending NXP acquisition. Estimated amortization of intangible assets included in other items was based on a preliminary purchase price and are subject to change when the formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final purchase accounting could be material.

Sums may not equal totals due to rounding

Combined R&D and SG&A Expenses

$ in billions

	Q3 Fiscal 2015	Fiscal 2019 (excl NXP)	Fiscal 2019 (incl NXP) [2]
GAAP combined R&D and SG&A expenses	$2.0	$7.1 - $7.4	$11.8 - $12.2
Less: QSI	-	-	-
Less: Share-based compensation allocated to R&D and SG&A	$0.3	$0.9	$1.2
Less: Other items[1]	-	-	$2.5
Non-GAAP combined R&D and SG&A expenses	$1.7	$6.2 - $6.5	$8.1 - $8.5
Revenues	$5.8	$26.0 - $27.0	$35.0- $37.0
GAAP combined R&D and SG&A expenses as a % of revenues[3]	34%	27%	33%
Non-GAAP combined R&D and SG&A expenses as a % of revenues[3]	29%	24%	23%

(1) Other items excluded from Non-GAAP in Q3'15 primarily consisted of a $44 million gain on the sale of certain assets, partially offset by $23 million in acquisition-related items and $6 million of severance costs relating to restructurings. Other items excluded from Non-GAAP in Fiscal 2019 consist primarily of acquisition-related items.

(2) Fiscal 2019 (incl NXP) estimated combined R&D and SG&A assumes close of the pending NXP acquisition. Estimated amortization of intangible assets included in other items was based on a preliminary purchase price and are subject to change when the formal valuation and other studies are finalized. The differences that will occur between the preliminary estimates and the final purchase accounting could be material.

(3) Fiscal 2019 estimated combined R&D and SG&A expenses as a percentage of revenue are calculated at the midpoints.

Sums may not equal totals due to rounding



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References in this presentation to “Qualcomm” may mean Qualcomm Incorporated, Qualcomm Technologies, Inc., and/or other subsidiaries or business units within the Qualcomm corporate structure, as applicable. Qualcomm Incorporated includes Qualcomm’s licensing business, QTL, and the vast majority of its patent portfolio. Qualcomm Technologies, Inc., a wholly-owned subsidiary of Qualcomm Incorporated, operates, along with its subsidiaries, all of Qualcomm’s engineering, research and development functions, and substantially all of its product and services businesses, including its semiconductor business, QCT.